Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, June 9, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30, duly authorized, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”) the following:

●	As reported via Material Fact, on September 29, 2020, LATAM, certain entities of its business group, which are part of the reorganization process of LATAM in the United States (“Chapter 11 Proceedings”), and the other parties interested in the financing proposal approved by the United States Bankruptcy Court for the Southern District of New York, executed a contract titled Super-Priority Debtor-In-Possession Term Loan Agreement (the “DIP Credit Agreement”) for an amount of up to US $ 2.45 billion.

●	In addition, on October 8, 2020, as reported in a Material Fact, LATAM informed as part of the Chapter 11 Proceedings, that the first draw under the DIP Credit Agreement took place for an amount of US$ 1.15 billion.

●	Given the extension of the health and travel restrictions imposed by the authorities in the different countries where the Company operates, as well as the analysis of the Company’s liquidity position, LATAM’s Board of Directors has agreed to inform, as part of the Chapter 11 Proceedings, that in an ordinary session held yesterday, June 8, 2021, a second draw request under the DIP Credit Agreement was agreed upon for an amount of US$ 500 million. These funds would be available 10 business days after the draw request is made.

Sincerely,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.